T.	Rowe Price Fixed Income Series, Inc.

T.	Rowe Price Limited-Term Bond Portfolio

1) The following disclosure has been added as a type of security in which the fund may invest:

State and local governments may issue Build America Bonds to finance capital expenditures for which they otherwise could issue tax-exempt governmental bonds. Unlike most other municipal obligations, interest received on Build America Bonds is taxable to the bondholder. These include bonds on which the issuer may receive an interest payment subsidy directly from the U.S. Treasury, known as direct pay Build America Bonds, and bonds on which the investor may receive a tax credit, known as tax credit Build America Bonds.

2) The TALF disclosure and operating policy have been to the Asset-Backed Securities section of the fund's prospectus:

A fund may pledge asset-backed securities and commercial mortgage-backed securities that are backed by certain types of assets and are rated in the highest investment-grade rating category as collateral for non-recourse loans under the Term Asset-Backed Secu¬rities Loan Facility (TALF), a joint program of the Federal Reserve and the U.S. Trea¬sury. TALF loans are considered nonrecourse because the lender (Federal Reserve Bank of New York) may generally enforce its rights only against the pledged collateral and not against other fund assets if the fund does not repay the principal and interest on the loans. The fund will invest the loan proceeds in additional securities and other assets consistent with its investment program. The fund may also invest in pooled vehicles that participate directly in TALF.

Operating policy The fund may not pledge or invest more than 10% of its total assets, either directly or indirectly, in TALF.

T.	Rowe Price Fixed Income Series, Inc.

T.	Rowe Price Prime Reserve Portfolio

1) The operating policy for Illiquid Securities has been revised as follows:

Operating policy Fund investments in illiquid securities are limited to 5% of total assets.

2) The following Maintaining Liquid Investments disclosure and operating policy have been added to the funds’ prospectuses:

Maintaining Liquid Investments

The fund must generally hold a percentage of its assets in securities that are liquid; that is, securities that may be readily sold in the market or will mature within a short period of time.

Operating policy The fund may not acquire any security, other than a “weekly liquid asset” (which are direct obligations of the US government, certain government agency securities, and certain other securities that may be sold or mature within 5 business days), unless it holds 30% of its total assets in weekly liquid assets.